SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

Strategic Hotel Funding, L.L.C. 3.50% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

86272X AA5

(CUSIP Number of Class of Securities)

Laurence S. Geller

Director, President, Chief Executive Officer

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$180,000,000.00	$12,834.00

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $180,000,000.00. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$12,834.00 005-79938	Filing Party: Date Filed:	Strategic Hotels & Resorts, Inc. May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Strategic Hotels & Resorts, Inc. (“Strategic”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on May 20, 2010 (collectively, the “Schedule TO”). The Schedule TO relates to the offer by Strategic (the “Tender Offer”) to purchase for cash any and all of Strategic Hotel Funding, L.L.C.’s (“SH Funding”) outstanding 3.50% Exchangeable Senior Notes due 2012 (the “Exchangeable Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”), and related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. SH Funding is a subsidiary of Strategic.

This Amendment No. 2 reports the results of the Tender Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. This Amendment No. 2 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following information:

The Tender Offer expired at 12:00 midnight, New York City time, on June 7, 2010 (the “Expiration Date”). On June 8, 2010, Strategic announced the acceptance for purchase of all Exchangeable Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer as of the Expiration Date. $180.0 million aggregate principal amount of the Exchangeable Notes, representing 100% of the aggregate principal amount of the outstanding Exchangeable Notes prior to the Tender Offer, were validly tendered and accepted for purchase in the Tender Offer, at a purchase price of $1,000 for each $1,000 principal amount of Exchangeable Notes purchased pursuant to the Tender Offer, plus accrued and unpaid interest to, but not including, June 10, 2010, the payment date for the Tender Offer. A copy of Strategic’s press release announcing the expiration and final results of the Tender Offer is filed as Exhibit (a)(5)(C) hereto.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated June 8, 2010 announcing Strategic’s closing of the Tender Offer.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:	/S/ PAULA C. MAGGIO
Name:	Paula C. Maggio
Title:	Senior Vice President,
Secretary and General Counsel

Dated: June 8, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(5)(A)	Press Release, dated May 10, 2010 announcing Strategic’s launch of the Tender Offer.*

(a)(5)(B)	Press Release, dated May 19, 2010 announcing the consummation of Strategic’s public offering of shares of its common stock.*

(a)(5)(C)	Press Release, dated June 8, 2010 announcing Strategic’s closing of the Tender Offer.**

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 4, 2007, by and among Strategic, SH Funding and LaSalle Bank National Association (filed as Exhibit 4.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated as of April 4, 2007, by and among Strategic, SH Funding, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(3)	Common Stock Delivery Agreement, dated as of April 4, 2007, by and among Strategic and SH Funding (filed as Exhibit 4.3 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(4)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(5)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and Deutsche Bank AG (filed as Exhibit 10.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.
**	Filed herewith.